Exhibit (h)(79)

[ADVISER’S LETTERHEAD]

August 31, 2013

Mr. Edmund J. Burke

Chairman

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	Redmont Resolute Fund I (“Fund I”) and Redmont Resolute Fund II (“Fund II”), each a Series of the Financial Investors Trust (the “Trust”)

Dear Mr. Burke:

This letter confirms the agreement of Highland Associates, Inc. (the “Adviser”) with the Trust to contractually waive a portion of the Management Fee (as defined in the Prospectus for Fund I) that it is entitled to receive from Fund I and to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of Fund I, and to contractually waive a portion of the Management Fee (as defined in the Prospectus for Fund II) that it is entitled to receive from Fund II, all in accordance with the terms and conditions hereof.

With respect to Fund I’s Class A and Class I shares, the Adviser hereby agrees to contractually waive the portion of the 1.50% Management Fee (as defined in the Prospectus for Fund I) in excess of the sum of 0.50% plus any sub-advisory fees paid by the Adviser to sub-advisors in connection with Fund I. In addition, after giving effect to the fee waiver described in the foregoing sentence, with respect to Fund I’s Class A shares and Class I shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A), exclusive of Distribution and Service (12b-1) Fees (as defined in the Prospectus for Fund I), Shareholder Services Fees (as defined in the Prospectus for Fund I), Swap Fees and Expenses (as defined in the Prospectus for Fund I), Acquired Fund Fees and Expenses (as defined in the Prospectus for Fund I), Sub-Advisory Fees, brokerage expenses, interest expense, taxes and extraordinary expenses, exceed 1.40% of Fund I’s average daily net assets through August 31, 2017, the Adviser will reduce the fee payable with respect to Fund I by the extent of such excess, and/or shall reimburse Fund I (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of Fund I in the same manner as the underlying expenses or fees were allocated.

The Adviser further agrees that such fee waivers and reimbursements for Fund I are effective as of the date of this letter and shall continue at least through August 31, 2017.

With respect to the waiver or reimbursement described in the second sentence of the second paragraph of this letter, the Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that Fund I’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements. Notwithstanding the foregoing, Fund I will not be obligated to pay any such deferred fees and expenses more than three years after the end of the fiscal year in which the fee and expenses was deferred.

With respect to Fund II’s Class I shares, the Adviser hereby agrees to contractually waive the portion of the 1.50% Management Fee (as defined in the Prospectus for Fund II) in excess of any Sub-Advisory Fees (as defined in the Prospectus for Fund II).

The Adviser further agrees that such fee waivers and reimbursements for Fund II are effective as of the date of this letter and shall continue at least through August 31, 2017.

HIGHLAND ASSOCIATES, INC.

By:	/s/ William A. Terry
Name: William A. Terry
Title: Principal

Acknowledge and accepted by:

FINANCIAL INVESTORS TRUST

By:	/s/ Edmund J. Burke
Name: Edmund J. Burke
Title: President

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